Exhibit 14.2
SUPPLEMENTAL CODE OF ETHICS
FOR CHIEF EXECUTIVE OFFICER, PRESIDENT, AND SENIOR FINANCIAL
OFFICERS OF BUILDERS FIRSTSOURCE, INC.
Builders FirstSource, Inc. (the “Company”) has a Code of Business Conduct and Ethics applicable to all employees of Builders FirstSource. The Chief Executive Officer, President, Chief Financial Officer, and Controller (or persons performing similar functions) (together, “Senior Officers”), are required to comply with the policies set forth therein. In addition to the Code of Business Conduct and Ethics, the Senior Officers are required to comply with this Supplemental Code of Ethics, the purpose of which is to deter wrongdoing and to promote:
(i)	honest and ethical behavior, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(ii)	full, fair, accurate, timely, and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company;

(iii)	compliance with applicable government laws, rules, and regulations;

(iv)	prompt internal reporting of violations of this Supplemental Code; and

(v)	accountability for adherence to this Supplemental Code.
As a Senior Officer, you must not only comply with applicable law, you must also engage in and promote honest and ethical conduct and abide by the Code of Business Conduct and Ethics and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.
Compliance with Laws, Rules, and Regulations
You are required to comply with the laws, rules, and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance with Supplemental Code of Ethics.”
Conflicts of Interest
Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer may make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and, if the General Counsel determines that an actual or apparent conflict of interest exists, obtains the prior approval of the Audit Committee of the Board of Directors (the “Audit Committee”). On a quarterly basis, the General Counsel will report to the Audit Committee regarding actual or apparent conflicts of interest reported to him by Senior Officers.
Disclosures
It is Company policy to make full, fair, accurate, timely, and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies, and procedures designed to promote compliance with this policy.
Compliance with Supplemental Code of Ethics
If you know of or suspect a violation of applicable laws, rules, or regulations or this Supplemental Code of Ethics, you must promptly report that information to the General Counsel or any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.
Violations of this Supplemental Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.
Waivers of Code of Ethics
If you would like to seek a waiver of this Supplemental Code of Ethics, you must make full disclosure of your particular circumstances to the General Counsel, who will, if a waiver is needed, convey that information to the Audit Committee. Amendments to and waivers of this Supplemental Code of Ethics will be publicly disclosed as required by applicable law and regulations.
No Rights Created
This Supplemental Code of Ethics is a statement of certain fundamental principles, policies, and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to, and does not, create any rights in any employee, customer, supplier, competitor, stockholder, or any other person or entity.